UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


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In the matter of

EnerShop, Inc.                                         REPORT FOR PERIOD
Dallas, Texas  75266                                   July 1, 1997 to
                                                       September 30, 1997
File No.  070-08645                                    PURSUANT TO RULE 24


        This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by EnerShop, Inc. ("EnerShop"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26367, EnerShop is authorized to provide energy and demand side management services to nonassociates; loans to subsidiary; guarantees of subsidiary's obligations; and customer financing by subsidiary. Attached is the information required pursuant to HCAR 35-26367.

(A)
    (1) Narrative report of activities undertaken in connection with energy and demand side management services. See Exhibit A.

    (2) Description and aggregate dollar value of any services received by EnerShop from Central and South West Services, Inc. and each of the electric utility subsidiary companies of CSW, by company. See Exhibit B.

(B)
    (1) Statement of Income for quarter ended September 30, 1997. See Exhibit C.

    (2) Balance sheet for period ended September 30, 1997. See Exhibit D.

    (3) Statement of cash flow for the period ended September 30, 1997. See Exhibit E.

    (4) Amounts and forms of currently effective CSW guarantees of and similar arrangements concerning the performance and undertaking of obligations by EnerShop. See Exhibit F.

    (5) Measure of hours spent by associate companies on services rendered to EnerShop. See Exhibit G.

                                       S I G N A T U R E


       As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, EnerShop, Inc., has duly caused this report to be signed on its behalf on this 14th day of November 1997.



                                           EnerShop, Inc.


                                      /s/  Kenneth C. Raney, Jr.
                                           Secretary